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{LOGO]               Companhia Brasileira de Distribuicao (NYSE: CBD)

2nd QUARTER 2000 RESULT

Sao Paulo, Brazil, August 7, 2000 - Companhia Brasileira de Distribuicao (CBD) announces today the results of the 2nd quarter of year 2000.

o Net Income of R$72.3 million in the 2nd quarter of year 2000, representing a growth of 329.1% compared to the same period in 1999.
o EBITDA reached R$129.9 million, increasing 51.5% compared to the 2nd quarter of 1999.
o Same stores sales grew 4.6% and total sales grew 34.0% in the 2nd quarter of 2000 compared to the same period of 2000.
o 65 stores, acquired in 2000, represent 81,268 m2 in sales area and around R$ 1 billion in annual sales.

                                  ------------------------------------
                                               Highlights
                                  ------------------------------------ ---------
          (R$ thousand)            2nd Quarter/2000  2nd Quarter/1999  Var. (%)
---------------------------------------------------------------------- ---------

  Net Sales                            1,764.2           1,316.3          34.0
  Gross Margin (%)                        27.2              27.1
  EBITDA                                 129.9              85.7          51.5
  EBITDA Margin (%)                        7.4               6.5
  Net Income                              72.3              16.9         329.1
  Income per thousand shares (R$)         0.74              0.22         236.4

Sales Performance

In the 2nd quarter of year 2000, Companhia Brasileira de Distribuicao - CBD registered consolidated net sales of R$1,764.2 million, a 34.0% growth compared to the same period of 1999. In the 1st semester of 2000, consolidated net sales totaled R$3,399.0 million, an increase of 32.0% compared to the 1st half of 1999. This growth was a result of investments made by the company in the expansion of its store base, store remodelings, distribution/logistics, technology and training. It is important to note that the number of clients that visited the stores in the first semester of 2000 was 30.0% higher compared to the amount registered in the same period of 1999, reaching the mark of 151 million transactions made. In relation to the performance of the stores acquired in the first semester of 2000, it is valid to state that the sales level confirmed the projections presented by the company, that is, it continues to be valid to affirm that these stores aggregate gross annual sales of R$1 billion.

The most important fact to point out is that same stores sales grew 4.6% in the 2nd quarter of 2000 compared to the same period in 1999 and 4.0% in the 1st semester of 2000 compared to the 1st semester of 1999, reflecting productivity gains, with the following highlights per division:

Pao de Acucar: even taking into account a strong comparative basis (growth of 11.1% in the 2nd Quarter/99) this format continued to register a positive performance, with a growth in same stores of 7.0% in the second quarter of 2000. This performance reflects the solid positioning of this format, as well as the constant investments made to store remodelings and customer service. We also highlight the Fidelity Program initiated in January/00, through the launching of the Pao de Acucar Mais relationship card. Currently, this program is covering all the stores of the Pao de Acucar Division in the State of Sao Paulo, where the company already has more than 920 thousand enrolled families. Besides a higher level of fidelity from the consumer, this program has been playing an important role in the increase of CBD's knowledge about its client basis, which

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enables the adoption of more efficient marketing strategies and operational actions.

Extra: As a result of a series of actions that have enabled a consistent improvement in sales of this format, the hypermarkets registered a result close to zero in the same store criteria (-0.7%), which represents an improvement in the recent performance of sales, taking into account that the hypermarkets were negatively affected by the deflation noted in several lines of food and non-food products. The strategy adopted is based on the review of the sales mix, maintaining the share of food products and non-food products, but with great emphasis to frequently consumed products, enabling a higher traffic of customers in the stores. Besides this, CBD is expanding the 1st price product line and in the second semester will be launching its Extra Private Brand.

Barateiro: the Barateiro format registered a growth of 5.3%, as a result of efforts directed towards more consolidation of this format and the reinforcement of its low prices image among lower income class consumers. Besides the broad line of 1st price products, CBD developed in this first semester 520 products with its Barateiro Private Brand and will probably reach 1,000 products by the end of the year. The participation of the Barateiro brand in the sales of this Division was around 6% in the first semester of 2000.

Eletro: with a growth in same stores of 33.5%, the Eletro Division not only benefited from the weak base of comparison, but also registered a recovery in sales due to investments made to store remodelings (Eletro do Futuro Project) and the more favorable macroeconomic scenario, with decreasing interest rates.

Net Sales Evolution by Division - Consolidated
Variation 00/99 (%)

                    ------------------------------------------------------------
                                           Corporate Law
                    ------------------------------------------------------------
                             2nd Quarter                    1st Semester
                    -------------------------------  ---------------------------
                      All Stores      Same Stores      All Stores    Same Stores
---------------------------------------------------  ---------------------------
Pao de Acucar              18.8%           7.0%           13.7%           5.7%
Extra                      40.3%          -0.7%           41.2%          -1.2%
Barateiro                  58.5%           5.3%           61.0%           7.3%
Eletro                     27.2%          33.5%           22.0%          28.3%
--------------------------------------------------------------------------------
CBD                        34.0%           4.6%           30.7%           4.0%
--------------------------------------------------------------------------------

                    ------------------------------------------------------------
                                     Constant currency (IPCA)
                    ------------------------------------------------------------
                             2nd Quarter                    1st Semester
                    -------------------------------  ---------------------------
                      All Stores      Same Stores      All Stores    Same Stores
---------------------------------------------------  ---------------------------
Pao de Acucar              11.5%           0.4%            6.0%          -1.4%
Extra                      31.6%          -6.8%           31.7%          -7.8%
Barateiro                  48.7%          -1.2%           50.4%           0.2%
Eletro                     19.4%          25.3%           13.7%          19.6%
--------------------------------------------------------------------------------
CBD                        25.7%          -1.8%           21.9%          -3.0%
--------------------------------------------------------------------------------

The figures of total sales include net sales of the Peralta chain in February/1999, the period in which these stores were not yet incorporated to the other Divisions of the Company. The sales figures of same stores include only the stores that are at least 12 months in operation.



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CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD

------------------------------------------------------------------------------------------------------------------------
                                                         2nd Quarter                         1st Semester
                                           -------------------------------------   -------------------------------------
               R$ thousand                     2000          1999           %          2000          1999           %
--------------------------------------------------------------------------------   -------------------------------------
Net Sales Revenue                           1,764,186     1,316,307        34%        3,398,986     2,574,134      32%

Cost of sales                              (1,283,854)     (959,440)       34%       (2,470,771)   (1,874,065)     32%

Gross Profit                                  480,332       356,867        35%          928,215       700,069      33%

Operating Expenses (Revenues)
     Selling Expenses                        (275,260)     (214,204)       29%         (531,295)     (415,765)     28%
     General and Administrative               (75,146)      (56,914)       32%         (148,509)     (114,981)     29%
Total Operating Expenses                     (350,406)     (271,118)       29%         (679,804)     (530,746)     28%

Operating Income Before Taxes, Deprec.
and Fin. Income (Exp.) - EBITDA               129,926        85,749        52%          248,411       169,323      47%

Depreciation                                  (48,171)      (37,254)       29%          (92,772)      (71,518)     30%

Operating Income before Taxes and
Financial Income (Expenses) - EBIT             81,755        48,495        69%          155,639        97,805      59%

Taxes and Charges                             (11,394)       (7,094)       61%          (23,721)      (13,075)     81%

Financial Income                               83,993        74,857        12%          176,736       139,613      27%
Financial Expense                             (96,067)      (90,596)       06%         (196,511)     (185,777)     06%
Currency Variation                             (4,477)       (4,477)       00%           (8,954)     (143,251)    -94%
       Net Financial Revenue(Loss)            (16,551)      (20,216)      -18%          (28,729)     (189,415)    -85%
       ---------------------------
Operating Profit (Loss)                        53,810        21,185       154%          103,189      (104,685)

Losses in invested companies                        -           (30)                          -        (1,394)
Equity Income
                                                    -            -                            -             -
Non-Operating Results                           1,401           640     118.9%            2,515            341  637.5%
----------------------------------------------------------------------------------------------------------------------
Income (Loss) before Income Tax                55,211        21,795       153%          105,704       (105,738)
----------------------------------------------------------------------------------------------------------------------
Income Tax                                     17,134        (4,935)                      8,786         43,684  -79.9%
----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                              72,345        16,860       329%          114,490        (62,054)

Net Income (Loss) per 1,000 shares               0.74          0.22   236.364%             1.17          (0.79)

No. of Shares (in thousand)
at end of period                           97,727,936    78,405,280                  97,727,936     78,405,280
----------------------------------------------------------------------------------------------------------------------

% of Net Sales

Gross Profit                                    27.2%         27.1%                       27.3%           27.2%

Total Operating Expenses                       -19.9%        -20.6%                      -20.0%          -20.6%
    Selling Expenses                           -15.6%        -16.3%                      -15.6%          -16.2%
    General and Administrative                  -4.3%         -4.3%                       -4.4%           -4.5%

EBITDA                                           7.4%          6.5%                        7.3%            6.6%

Depreciation                                    -2.7%         -2.8%                       -2.7%           -2.8%

EBIT                                             4.6%          3.7%                        4.6%            3.8%
 Taxes and Charges                              -0.6%         -0.5%                       -0.7%           -0.5%
Net Financial Income (Expenses)                 -0.9%         -1.5%                       -0.8%           -7.4%

Income before Income Tax                         3.1%          1.7%                        3.1%           -4.1%

Income Tax                                       1.0%         -0.4%                        0.3%            1.7%

Net Income (Loss)                                4.1%          1.3%                        3.4%           -2.4%
----------------------------------------------------------------------------------------------------------------------

* The figures of 1999 do not include the Peralta chain's sales (period prior to its incorporation into the CBD group).

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CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD

----------------------------------------------------------------------------------------------------------------------
                        R$ thousand                            2nd Quarter/00     1st Quarter/00    2nd Quarter /99
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and Banks                                                   29,047             24,032             21,230
     Short-Term Investments                                          566,262            901,126            199,514
     Accounts Receivable                                             531,943            464,334            361,356
           Installment Sales                                         163,764            143,516            106,529
           Post-dated checks                                         101,490            100,081            111,915
           Credit Card and Other                                     291,637            241,212            162,189
           Allowance for Doubtful Accounts                           (24,948)           (20,475)           (19,277)
     Advances to Suppliers                                            14,577             15,532             10,553
     Taxes Recoverable                                                85,387             81,026             52,183
     Other Credits                                                    27,317             18,499             19,403
     Inventories                                                     590,524            522,694            335,659
     Prepaid Expenses                                                 24,848             38,759              9,122
Total of Current Assets                                            1,869,905          2,066,002          1,009,020
-----------------------
Long Term Receivables
     Deferred Income Tax                                              69,270             42,756             61,668
     Judicial Deposits                                                60,485             56,032             37,674
     Credits with Invested Companies                                  12,362             12,362             61,199
     Prepaid Expenses                                                  3,218              3,637              4,892
     Other credits                                                   126,761            107,936              2,857
Total Long Term Receivables                                          272,096            222,723            168,290
---------------------------
Permanent Assets
     Investments                                                     438,148            227,536            151,566
     Properties and Equipment                                      2,237,435          1,988,932          1,499,617
     Deferred Charges                                                463,898            444,473            360,198
          Currency Variation                                          49,254             53,731             67,162
Total of Permanent Assets                                          3,139,481          2,660,941          2,011,381
-------------------------
                        TOTAL ASSETS                               5,281,482          4,949,666          3,188,691
                        ------------
LIABILITIES
Current Liabilities
     Suppliers                                                       605,754            577,324            453,892
     Loans and Financing                                             421,143            341,746            744,451
           Domestic Currency                                         403,781            324,902             77,295
           Foreign Currency                                           17,362             16,844            667,156
     Payable on Purchase of  Assets                                  158,961             99,424            107,471
     Debentures                                                        7,795             24,769              8,093
     Taxes on Sales                                                   19,010             18,666             14,075
     Tax Installments                                                 49,231             21,945             10,466
     Salaries and Payroll Charges                                     76,619             63,767             59,304
     Dividends                                                         1,721             15,957                  -
     Others                                                           93,321             75,788             32,422
Total of Current Liabilities                                       1,433,555          1,239,386          1,430,174
Long Term Liabilities
---------------------
     Financing                                                       351,768            358,514            266,366
           Domestic Currency                                         312,869            316,902            260,906
           Foreign Currency                                           38,899             41,612              5,430
     Payable on Purchase of Assets                                    62,143             57,205             46,092
     Debentures                                                      289,582            271,489            336,565
     Deferred Income Tax and Installments                              6,846              8,716             29,438
     Other Accruals                                                  352,419            319,722            165,256
Total of Long Term Liabilities                                     1,062,758          1,015,646            843,687
------------------------------
Convertible Debentures - 3rd issuance                                332,694            321,253                  -
Shareholders' Equity
     Capital                                                       1,513,668          1,506,918            542,687
     Capital Reserves                                                348,292            348,292              4,050
     Profit Reserves                                                 590,515            518,171            368,093

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
Total of Shareholders' Equity                                      2,452,475          2,373,381            914,830
Total of Convertible Debentures and Shareholders' Equity           2,785,169          2,694,634            914,830
                     TOTAL LIABILITIES                             5,281,482          4,949,666          3,188,691
                     -----------------
----------------------------------------------------------------------------------------------------------------------

                               Management Comments


2nd quarter 2000 results (consolidated): EBITDA grows 51.5%

In the 2nd quarter of 2000, CBD registered a gross profit of R$ 480.3 million, growing 34.6% compared to the same period of 1999. In the first semester, the gross profit totaled R$ 928.2 million, representing a 32.6% increase compared to the first semester of 1999. The gross margin reached 27.2% in the 2nd quarter and 27.3% in the 1st semester, against 27.1% and 27.2% respectively in 1999.

We would like to state once again that, despite the tough competition in the sector, and higher participation of Extra and Barateiro Divisions, CBD was able to maintain gross margin around 27%. The explanation for this performance is based on increasing scale gains with suppliers and investments in productivity. In the 2nd quarter/2000, shrinkage was maintained at the 1.7% level registered in the 1st quarter/2000 and below the 2.0% registered in the 2nd quarter/99 - in accordance with the goal of 1.35% for the end of year 2000. New advancements were also noticed in the electronic relationship between CBD and the suppliers. Purchases made via EDI (Electronic Data Interchange) and PD@ NET (system that uses Internet as an interface) reached 67% in June/00, heading towards the 80/90% levels expected for the year end.

The EBITDA (income before interest, tax, depreciation and amortization) of the second quarter reached R$ 129.9 million, a 51.5% growth compared to the same period of 1999. In the first semester, the EBITDA reached R$248.4 million, a 46.7% growth compared to the first semester of 1999. The EBITDA margin was 7.4% in the 2nd quarter and 7.3% in the 1st semester, against 6.5% and 6.6% in the corresponding periods of the previous year. The EBITDA growth is due to the maintenance of the gross margin around 27%, in combination with the dilution of operating expenses. Among the many expenses that the company has managed to dilute with scale gains, we point out the expenses with personnel, distribution and advertising.

In the 2nd quarter of 2000, CBD recorded a negative financial result of R$16.6 million, compared to a negative result of R$20.2 million in the same period of 1999. The exchange variation line (R$4.5 million) refers only to the amortization of the deferred exchange loss in the 1st quarter of 1999. In the semester, the financial result was negative by R$28.7 million, compared to a negative result of R$189.4 million in the 1st semester/1999 - the period in which the company was strongly affected by the currency devaluation.

2nd quarter/00 net profit was R$72.3 million, compared to R$16.9 million in the same period of the previous year, representing an increase of 329.1%. CBD, through the obtainment of a favorable judicial sentence, registered a reversion of income tax, based on the effects of the monetary correction of the so-called "Plano Verao" (1989) over its fixed assets.

In the first semester of 2000, the Company registered a net income of R$114.5 million, against a loss of R$62.0 million in the same period of 1999.

The number of shares of the Company was increased by 33,333 thousand preferred shares compared to the 1st quarter/00, totaling 97,727,936 thousand, as a result of the conversion into shares of 1,000 debentures of the 2nd issuance. Net income per thousand shares in the 2nd quarter was R$0.74, against R$0.22 in the same period of 1999, representing an increase of 236.4%.

Investments

Investments totaled R$317.6 million in the 2nd quarter and R$475.0 million in the 1st semester of 2000, against R$109.6 million and R$313.3 million in the same periods of 1999.


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In the first semester of 2000, CBD acquired 65 stores, adding 81,268 m2 of floor space and around R$1 billion of annual gross sales. This amount already includes the acquisition of the Boa Esperanca chain through which CBD expects to reach gross sales of R$100.0 million/year, based on the sales of these stores in the previous years.

---------------------------------------------------------------------------------------------------------------
                                                  Acquisitions
---------------------------------------------------------------------------------------------------------------
        Chain            No. of stores       Format            Location         Area (m2)       Acquired in
---------------------------------------------------------------------------------------------------------------
Sao Luiz                     9          Pao de Acucar    Fortaleza - CE          9,932             March
Reimberg                     9          Barateiro        Sao Paulo - SP          7,673             April
Nagumo                       12         Barateiro        Sao Paulo - SP         16,210             April
Parati                       11         Pao de Acucar    Curitiba - PR          14,830             April
Rosado                       13         Pao de Acucar    Vale do Paraiba - SP   15,600             April
Boa Esperanca                6          Pao de Acucar    Joao Pessoa - PB       10,100             June
Other stores                 5          Barateiro        Sao Paulo - SP          6,923
---------------------------------------------------------------------------------------------------------------
Total                        65                                                 81,268
---------------------------------------------------------------------------------------------------------------

Besides the acquisitions made in the period, we highlight the following investments:

New stores and Remodeling

o Start up of the construction of 6 hypermarkets, to be inaugurated in the second semester, in the following cities: Fortaleza (CE), Brasilia (DF), Rio de Janeiro (RJ), Sao Paulo (old Mappin Itaim), Araraquara (interior of
     SP) and Santos (coast of SP); besides the hypermarket that was already inaugurated in Sorocaba (interior of SP). These 7 new stores are expected to aggregate an additional 63,600 m2 of floor space for the Company.

o Opening of 3 new Pao de Acucar stores located in Sao Paulo (Shopping Villa Lobos), Rio de Janeiro (old Paes Mendonca) and Fortaleza (CE).

o    Opening of 1 new Eletro store in Sao Paulo (Shopping Villa Lobos).

o Remodeling of 16 Pao de Acucar stores, 2 Extra hipermarkets and 21 Barateiro stores.

o Renovation of 11 Eletro stores, adapting them for the new "Eletro do Futuro" concept.

o    Acquisition of new equipment and land for construction of new stores.

Distribution and Logistics

o Start up of operations at the new Distribution Center in the city of Cajamar, State of Sao Paulo, km 33 of the Anhanguera Highway, with an area of approximately 30,000m2. This new warehouse has been used for the storage of fruit and vegetables, as well as cross-docking operations, which was previously performed at the Distribution Center (D1) located at km 17.5 of the Anhanguera highway (SP).

o Construction of new Distribution Center for appliances, increasing the storage capacity of this product line from 25,000m2 to 40,000m2.

o Remodeling and placement of equipment at warehouses located in Fortaleza (40,000m2), Brasilia (14,000m2) and Curitiba (12,000m2). These regions reached a significant scale with the last acquisitions and opening of stores, making the construction of Distribution Centers feasible to maximize logistic gains. These warehouses have stored grocery items and perishable goods.

o All the stores acquired in the 1st semester/2000 have already been integrated to the operations of the Company. So far, all the stores of Sao Luiz, Reimberg, Nagumo, GePires, Cibus, Ita and Panamericano chains and 6 stores of the Rosado

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     chain have already had their brands altered to the banners used by CBD.

Stores by Division

                -------------------------------------------------------- ------------------------------
                  Pao de                                                  Floor space      Num. of
                  Acucar     Extra     Eletro    Barateiro      CBD          (m2)         Employees
------------------------------------------------------------------------ ------------------------------
03/31/99           146         31        74         70         321          514,229        33,653
Open                10         -          -          2          12
Closed              (2)        -          -         (1)         (3)
Converted           -          1          -         (1)          -
06/30/99           154         32        74         70         330          514,229        36,539
Open                -          9          -          1          10
Closed              -          -          -          -           -
Converted           -          -          -          -           -
09/30/99           154         41        74         71         340          611,254        36,762
Open                           6          -          4          10
Closed              (1)        -          -          -          (1)
Converted        (8) + 1      (1)         -          8           -
12/31/99           146        46         74         83         349          663,237        39,642
Open                 9         -          -          2          11
Closed              (1)        -         (3)         -          (4)
Converted            1         -          -         (1)          -
03/31/00           155        46         71         84         356          677,102        39,613
Open                33         -          1         24          58
Closed              -          -          -          -           -
Converted           -          -          -          -           -
------------------------------------------------------------------------ ------------------------------
06/30/00           188         46        72         108        414          750,063        46,478
-------------------------------------------------------------------------------------------------------

Summary of the Store Conversions

                                   ---------------------------------------------------------------------------------
                                   2nd Quarter 99   3rd Quarter 99   4th Quarter 99  1st Quarter 00   2nd Quarter 00
--------------------------------------------------------------------------------------------------------------------
Barateiro --> Pao de Acucar                                                                 1
Extra --> Pao de Acucar                                                   1
Pao de Acucar --> Barateiro                                               8
Superbox --> Extra
Barateiro --> Extra                       1
--------------------------------------------------------------------------------------------------------------------

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Sales Breakdown per Division - Consolidated*
In R$ thousand - Nominal (Corporate Law)

                     ------------------------------------------------ ----------
APRIL                     2000          %          1999          %      Var.(%)
--------------------------------------------------------------------- ----------
Pao de Acucar            187,200        31%       159,539        37%       17%
Extra                    294,890        49%       194,233        45%       52%
Barateiro                 90,669        15%        58,153        13%       56%
Eletro                    25,862        04%        19,926        05%       30%
--------------------------------------------------------------------- ----------
CBD                      598,621       100%       431,851       100%       39%
--------------------------------------------------------------------- ----------


                     ------------------------------------------------ ----------
MAY                       2000          %          1999          %      Var.(%)
--------------------------------------------------------------------- ----------
Pao de Acucar            192,527        33%       163,641        36%       18%
Extra                    266,752        46%       205,414        46%       30%
Barateiro                 91,149        16%        55,606        12%       64%
Eletro                    33,371        06%        25,797        06%       29%
--------------------------------------------------------------------- ----------
CBD                      583,799       100%       450,458     100.0%       30%
--------------------------------------------------------------------- ----------


                     ------------------------------------------------ ----------
JUNE                      2000          %          1999          %      Var.(%)
--------------------------------------------------------------------- ----------
Pao de Acucar            198,900        34%       163,774        38%       21%
Extra                    263,632        45%       188,591        43%       40%
Barateiro                 89,429        15%        57,381        13%       56%
Eletro                    29,805        05%        24,252        06%       23%
--------------------------------------------------------------------- ----------
CBD                      581,766        99%       433,998       100%       34%
--------------------------------------------------------------------- ----------


                     ------------------------------------------------ ----------
2nd QUARTER               2000          %          1999          %      Var.(%)
--------------------------------------------------------------------- ----------
Pao de Acucar            578,628        33%       486,954        37%       19%
Extra                    825,274        47%       588,238        45%       40%
Barateiro                271,247        15%       171,140        13%       58%
Eletro                    89,037        05%        69,975        05%       27%
--------------------------------------------------------------------- ----------
CBD                    1,764,186       100%     1,316,307       100%       34%
--------------------------------------------------------------------- ----------


                     ------------------------------------------------ ----------
1st SEMESTER              2000          %          1999          %      Var.(%)
--------------------------------------------------------------------- ----------
Pao de Acucar          1,110,095        33%       976,378        38%       14%
Extra                  1,646,446        48%     1,165,996        45%       41%
Barateiro                477,520        14%       296,606        11%       61%
Peralta                        -         -         27,049        01%        -
Eletro                   164,925        05%       135,154        05%       22%
--------------------------------------------------------------------- ----------
CBD                    3,398,986       100%     2,601,183       100%       31%
--------------------------------------------------------------------- ----------

Include net sales of the Peralta chain in February/1999, the period in which these stores were not yet incorporated to the other Divisions of the Company.
* The growth in year 2000 was of 30.0%not considering the above mentioned sales.


--------------------------------------------------------------------------------
{LOGO] Companhia Brasileira de Distribuicao             2nd Quarter 2000 Results

                                                                               9
--------------------------------------------------------------------------------
Productivity Indexes
In R$ - Nominal (Corporate law)

Sales per m2/month
                     ---------------------------------------    -------------------------------------------
                        2Q/00        2Q/99       Var. (%)            1S/00          1S/99      Var. (%)
------------------------------------------------------------    ------------------------------------------
Pao de Acucar            949          983         -3.5%                   985           994       -0.9%
Extra                    784          864         -9.3%                   782           872      -10.3%
Barateiro                730          663         10.1%                   706           666        6.0%
Eletro                   727          600         21.2%                   672           576       17.7%
------------------------------------------------------------    -------------------------------------------
CBD                      818          849         -3.7%                   818           855       -4.3%
------------------------------------------------------------    -------------------------------------------

Sales per Employee/month
                     ---------------------------------------    -------------------------------------------
                        2Q/00        2Q/99       Var. (%)            1S/00          1S/99      Var. (%)
------------------------------------------------------------    ------------------------------------------
Pao de Acucar          14,261       14,777        -3.5%                15,703        15,357        2.3%
Extra                  17,046       17,477        -2.5%                17,345        17,847       -2.8%
Barateiro              16,049       13,655        17.5%                16,305        13,599       19.9%
Eletro                 19,418       13,487        44.0%                17,716        12,416       42.7%
------------------------------------------------------------    -------------------------------------------
CBD                    15,965       15,218         4.9%                16,551        15,568        6.3%
------------------------------------------------------------    -------------------------------------------

Average Ticket
                     ---------------------------------------    -------------------------------------------
                        2Q/00        2Q/99       Var. (%)            1S/00          1S/99      Var. (%)
------------------------------------------------------------    ------------------------------------------
Pao de Acucar           17.0         17.0         0.0%                   17.1          17.0        0.6%
Extra                   36.2         36.0         0.6%                   36.0          36.4       -1.1%
Barateiro               12.2         11.7         4.3%                   12.2          12.6       -3.2%
Eletro                 213.1        192.0        11.0%                  211.8         191.7       10.5%
------------------------------------------------------------    -------------------------------------------
CBD                     22.1         22.0         0.5%                   22.5          22.4        0.4%
------------------------------------------------------------    -------------------------------------------

Sales per Checkout/month
                     ---------------------------------------    -------------------------------------------
                        2Q/00        2Q/99       Var. (%)            1S/00          1S/99      Var. (%)
------------------------------------------------------------    ------------------------------------------
Pao de Acucar          87,393       91,984        -5.0%                91,788        92,959       -1.3%
Extra                 114,872      117,261        -2.0%               114,280       118,182       -3.3%
Barateiro              74,780       66,291        12.8%                74,882        66,431       12.7%
Eletro                163,308      124,749        30.9%               150,804       119,614       26.1%
------------------------------------------------------------    -------------------------------------------
CBD                    98,057       97,919         0.1%                99,969        98,742        1.2%
------------------------------------------------------------    -------------------------------------------

* Results referring the floor space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Breakdown of Sales (% of net sales)

------------------------------------------------------------------------------------------------------
                                1999     1st Quart/00   Apr/00      May/00      June/00       2nd
                                                                                           Quart/00
------------------------------------------------------------------------------------------------------
Cash                            56.3%         55.1%       53.7%       53.4%       53.9%       53.6%
Credit Card                     22.7%         26.6%       28.5%       27.1%       27.0%       27.6%
Food Voucher                     6.4%          6.5%        6.4%        6.2%        6.2%        6.3%
Credit                          14.6%         11.8%       11.4%       13.3%       12.9%       12.5%
   Post-dated checks            10.2%          7.2%        7.3%        7.0%        7.1%        7.2%
   Installments                  4.4%          4.6%        4.1%        6.3%        5.8%        5.3%
------------------------------------------------------------------------------------------------------

Data by Division on June 30, 2000

                             ------------------------------------------------------------------
                               # Checkouts     # employees     # stores     Floor space (m2)
                             ------------------------------------------------------------------
Pao de Acucar                     2,451           14,586          188             230,315
Extra                             2,388           16,332           46             350,794
Barateiro                         1,249            5,601          108             127,819
Eletro                              182            1,489           72              41,135
-----------------------------------------------------------------------------------------------
Total Stores                      6,270           38,008          414             750,063
-----------------------------------------------------------------------------------------------
Administration*                                    3,650
-----------------------------------------------------------------------------------------------
Loss Prevention (security)                         2,369
-----------------------------------------------------------------------------------------------
Distribution Centers                               2,451
-----------------------------------------------------------------------------------------------
CBD                               6,270           46,478          414             750,063
-----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
{LOGO] Companhia Brasileira de Distribuicao             2nd Quarter 2000 Results

                                                                              10
--------------------------------------------------------------------------------

NON-CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD (only CBD)

-------------------------------------------------------------------------------------------------------------------------
                                                         2nd Quarter                           1st Semester
                                           --------------------------------------- --------------------------------------
               R$ thousand                     2000          1999          %          2000          1999          %
------------------------------------------ --------------------------------------- --------------------------------------
Net Sales Revenue                             1,583,409     1,312,172       20.7%    3,039,784     2,569,999       18.3%

Cost of sales                                (1,146,273)     (957,825)      19.7%   (2,192,316)   (1,872,450)      17.1%

Gross Profit                                    437,136       354,347       23.4%      847,468       697,549       21.5%

Operating Income (Expenses)
     Selling Expenses                          (241,424)     (211,710)      14.0%     (463,190)     (413,271)       12.1%
     General and administrative                 (72,239)      (56,914)      26.9%     (144,147)     (114,981)       25.4%
Total Operating Expenses                       (313,663)     (268,624)      16.8%     (607,337)     (528,252)       15.0%

Operating Income before Taxes, Deprec.                                      44.0%
and Fin. Income (Exp.)- EBITDA                  123,473        85,723                  240,131       169,297       41.8%

Depreciation                                    (43,870)      (37,221)      17.9%      (84,571)      (71,485)      18.3%

Operating Income before Taxes and                                           64.1%
Financial Income (Expenses) - EBIT               79,603        48,502                  155,560        97,812       59.0%

Taxes and Charges                                (9,834)       (7,057)      39.4%      (20,276)      (13,038)      55.5%

Financial Income                                 99,599        74,940       32.9%      205,969       139,696       47.4%
Financial Expense                               (94,405)      (90,505)       4.3%     (192,381)     (185,686)       3.6%
Currency Variation                               (4,477)       (4,477)       0.0%       (8,954)     (143,251)     -93.7%
       Net Financial Income (Loss)                  717       (20,042)                   4,634      (189,241)
       ---------------------------
Operating Income (Loss)                          70,486        21,403      229.3%      139,918      (104,467)

Losses in invested companies                     (8,619)          (51)                 (22,047)       (1,415)

Equity Income                                         -            (1)                       -            (1)
Non-Operating Results                             1,333           640      118.9%        2,447           341      637.5%
-------------------------------------------------------------------------------------------------------------------------
Income (Loss) before Income Tax                  63,200        21,991      187.4%      120,318      (105,542)
-------------------------------------------------------------------------------------------------------------------------
Income Tax                                        9,145        (4,935)                  (5,828)       43,684
-------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                72,345        17,056      324.2%      114,490       (61,858)

Net Income (Loss) per 1,000 shares                 0.74          0.22      236.4%         1.17         (0.79)

No. of Shares (in thousand)
at the end of the Period                     97,727,936    78,405,280               97,727,936    78,405,280
-------------------------------------------------------------------------------------------------------------------------
% of Net sales

Gross Profit                                      27.6%         27.0%                    27.9%         27.1%

Total Operating Expenses                         -19.8%        -20.5%                   -20.0%        -20.6%
    Selling Expenses                             -15.2%        -16.1%                   -15.2%        -16.1%
    General and Administrative                    -4.6%         -4.3%                    -4.7%         -4.5%

EBITDA                                             7.8%          6.5%                     7.9%          6.6%

Depreciation                                      -2.8%         -2.8%                    -2.8%         -2.8%

EBIT                                               5.0%          3.7%                     5.1%          3.8%
 Taxes and Charges                                -0.6%         -0.5%                    -0.7%         -0.5%
 Net Financial Income (Expenses)                   0.0%         -1.5%                     0.2%         -7.4%

Income before Income Tax                           4.0%          1.7%                     4.0%         -4.1%

Income Tax                                         0.6%         -0.4%                    -0.2%          1.7%

Net Income (Loss)                                  4.6%          1.3%                     3.8%         -2.4%
-------------------------------------------------------------------------------------------------------------------------

* The figures of 1999 do not include the Peralta chain's sales (period prior to its incorporation into the CBD group).


--------------------------------------------------------------------------------
{LOGO] Companhia Brasileira de Distribuicao             2nd Quarter 2000 Results

                                                                              11
--------------------------------------------------------------------------------

NON-CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD (only CBD)

----------------------------------------------------------------------------------------------------------------------
                        R$ thousand                            2nd Quarter/00     1st Quarter/00     2nd Quarter/99
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and Banks                                                   25,452             20,980             21,230
     Short-Term Investments                                          566,262            901,126            199,514
     Accounts Receivable                                             504,021            443,504            361,356
           Installment Sales                                         162,344            142,460            106,529
           Post-dated checks                                          88,636             88,029            111,915
           Credit Card and Other                                     276,941            232,493            162,189
           Allowance for Doubtful Accounts                           (23,900)           (19,478)           (19,277)
     Advances to Suppliers                                            14,614             15,670             10,553
     Taxes Recoverable                                                86,324             80,631             52,183
     Other Credits                                                    26,938             18,197             19,403
     Inventories                                                     530,059            463,534            335,659
     Prepaid Expenses                                                 22,171             34,843              9,122
                  Total of Current Assets                          1,775,841          1,978,485          1,009,020
                  -----------------------
                   Long-Term Receivables
                   ---------------------
     Deferred Income Tax                                              54,284             35,760             61,668
     Judicial Deposits                                                60,382             55,998             37,674
     Credit with Invested Companies                                  353,423            336,889             61,199
     Prepaid Expenses                                                  3,218              3,637              4,892
     Other credits                                                     7,397              3,360              2,857
                Total Long-Term Receivables                          478,704            435,644            168,290
                ---------------------------
Permanent Assets
     Investments                                                     438,148            227,536            151,566
     Properties and Equipment                                      2,124,963          1,878,157          1,499,617
     Deferred Charges                                                429,508            409,017            360,198
          Currency Variation                                          49,254             53,731             67,162
Total Permanent Assets                                             2,992,619          2,514,710          2,011,381
                        TOTAL ASSETS                               5,247,164          4,928,839          3,188,691
                        ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Suppliers                                                       587,851            561,815            453,892
     Loans and Financing                                             392,192            331,945            744,451
           Domestic Currency                                         374,830            315,101             77,295
           Foreign Currency                                           17,362             16,844            667,156
     Payable on Purchase of Assets                                   158,961             99,424            107,471
     Debentures                                                        7,795             24,769              8,093
     Taxes on Sales                                                   16,389             15,733             14,075
     Tax Installments                                                 49,231             21,945             10,466
     Salaries and Payroll Charges                                     71,369             59,201             59,304
     Dividends                                                         1,721             15,957                  -
     Interest on own capital and withholding tax                           -                  -                  -
     Others                                                          113,780             87,770             32,422
Total of Current Liabilities                                       1,399,289          1,218,559          1,430,174
                   Long Term Liabilities
                   ---------------------
     Loans and Financing                                             351,768            358,514            266,336
           Domestic Currency                                         312,869            316,902            260,906
           Foreign Currency                                           38,899             41,612              5,430
     Payable on Purchase of Assets                                    62,143             57,205             46,092
     Debentures                                                      289,582            271,489            336,565
     Deferred Income Tax and Installments                              6,846              8,716             29,438
     Other Accruals                                                  352,367            319,722            165,256
Total of Long-Term Liabilities                                     1,062,706          1,015,646            843,687
Convertible Debentures - 3rd issuance                                332,694            321,253                  -
Shareholders' Equity
     Capital                                                       1,513,668          1,506,918            542,687
     Capital Reserves                                                348,292            348,292              4,050
     Revenue Reserves                                                590,515            518,171            368,093
Total of Shareholders' Equity                                      2,452,475          2,373,381            914,830
Total of Convertible Debentures and Shareholders' Equity           2,785,169          2,694,634            914,830
                     TOTAL LIABILITIES                             5,247,164          4,928,839          3,188,691
                     ------------------
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
{LOGO] Companhia Brasileira de Distribuicao             2nd Quarter 2000 Results

                                                                              12
--------------------------------------------------------------------------------

CONVERTIBLE DEBENTURES

Conversion of Debentures into Preferred Shares -1999 and 2000


-----------------------------------------------------------------------------------------------------------------------
                    Debentures Issued   Debentures     Closing       PN shares converted      Increase in Equity (R$
                        (balance)       Converted      Balance                                      thousand)
-----------------------------------------------------------------------------------------------------------------------
     1st issue           100,000         (14,754)       85,246            544,496,103                19,058
     2nd issue           175,000         (23,375)      151,625            779,158,875                27,121
-----------------------------------------------------------------------------------------------------------------------
    Total 1999                           (38,129)                       1,323,654,978                46,179
-----------------------------------------------------------------------------------------------------------------------
     1st issue            85,246            -           85,246                 -                        -
     2nd issue           151,625         (13,000)      138,625            433,329,000                15,800
-----------------------------------------------------------------------------------------------------------------------
     Total 1st                           (13,000)                         433,329,000
   quarter/2000
-----------------------------------------------------------------------------------------------------------------------
     1st issue            85,246            -           85,246                 -                        -
     2nd issue           138,625          (1,000)      137,625             33,333,000                 1,220
-----------------------------------------------------------------------------------------------------------------------
     Total 2nd                            (1,000)
   quarter/2000
-----------------------------------------------------------------------------------------------------------------------
    1st issue*           100,000         (14,754)       85,246             544,496,103               19,058
    2nd issue*           175,000         (37,375)      137,625           1,245,820,875               44,141
-----------------------------------------------------------------------------------------------------------------------
      TOTAL *                            (52,129)                        1,790,316,978               63,199
-----------------------------------------------------------------------------------------------------------------------

* Refers to the accumulated total converted in the years of 1999 and 2000.

amelia.com.br

Since May of 2000, CBD has concentrated its e-commerce activities on its new site, amelia.com.br, which is based on Pao de Acucar Delivery and Eletro Online programs, but also including an innovative and broad marketing concept. amelia.com.br aims at offering integrated home solutions, improving the quality of life of people. The project represents to the Company an important new distribution channel and establishes CBD's fifth banner , together with Pao de Acucar, Extra, Barateiro and Eletro

In the 2nd quarter of 2000, sales of the Amelia.com.br Division reached R$5.9 million, totaling R$10.9 million in the 1st semester of 2000, representing 0.3% of total Company sales. The gross margin of the 2nd quarter reached 33.1%, against 25.2% in the 1st quarter; most of the increase is accounted for by bonuses obtained with suppliers at the launching of the site in the month of May. The increase registered in the operating expenses of the 2nd quarter compared to the 1st quarter occurred basically due to the beginning of the site's promotional campaign and the administrative structuring of the Division. In the 1st semester of 2000, the Division recorded a negative operating result of R$5.4 million.

With the intention of boosting the existing synergies with the traditional retail operation of the company, as well as to assure the maintenance of its leading market position, amelia.com.br announced in July 2000 a few administrative structure changes. The Financial and Administrative Areas are being incorporated by the respective corporate areas of CBD.

The investments predicted for year 2000 and 2001 are within the range of respectively R$45-47 million and R$40-60 million, directed to technology, distribution/logistics, marketing and content. CBD reaffirms once again its commitment to the development of Amelia division, focusing on e-commerce operations, continuously aiming at productivity and market share gains.

--------------------------------------------------------------------------------
{LOGO] Companhia Brasileira de Distribuicao             2nd Quarter 2000 Results

                                                                              13
--------------------------------------------------------------------------------

HIGHLIGHTS OF AMELIA.COM.BR DIVISION

--------------------------------------------------------------------------------
                                                            2000
                                           ------------- ------------- ---------
               R$ thousand                  1st Quarter   2nd Quarter     1st
                                                                        Semester
----------------------------------------   ------------- ------------- ---------

Net Sales Revenue                             4,992.3       5,927.7    10,920.0

Cost of sales                                (3,733.5)     (3,964.9)   (7,698.4)

Gross Profit                                  1,258.8       1,962.8     3,221.6

Operating Income (Expenses)
     Selling Expenses                          (775.9)     (5,762.8)   (6,538.7)
     General and Administrative                (484.9)     (1,595.7)   (2,080.6)
Total Operating Expenses                      1,260.8       7,358.5    (8,619.3)

Operating Income Before Taxes,                   (2.0)     (5,395.7)   (5,395.7)
Depreciation and Fin. Income (Expenses)
- EBITDA

Depreciation                                        -         (34,7)      (34,7)

Operating Income before Taxes and                (2.0)     (5,430.4)   (5,432.4)
Financial Income (Expenses) - EBIT
--------------------------------------------------------------------------------
% de Net sales

Gross Profit                                    25.2%         33.1%        29.5%

Total Operating Expenses                       -25.3%       -124.1%       -78.9%
    Selling Expenses                           -15.5%        -97.2%       -59.9%
    General and Administrative                  -9.7%        -26.9%       -19.1%

EBITDA                                           0.0%        -91.0%       -49.4%

Depreciation                                     0.0%         -0.6%        -0.3%

EBIT                                             0.0%        -91.6%       -49.7%
--------------------------------------------------------------------------------

CBD operates 415 stores in 11 Brazilian states through four different formats. In addition to the Pao de Acucar and Barateiro supermarkets divisions, the Company operates Extra hypermarket, Eletro home appliances stores and e-commerce, through the Amelia Division.

--------------------------------------------------------------------------------
Aymar Giglio Junior                         Rosemary Otero
Dir. of Investor Relations - CBD            Email: rosemary_otero@edelman.com
Tel: 55 (11) 3886 0421                      Tel: (212) 704 4486
Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br        Gustavo Bernhoeft
       -----------------------------        Email: gustavo_bernhoeft@edelman.com
                                            Tel: 55 (11) 3846-8400
Fernando Tracanella
Email: ftraca@paodeacucar.com.br
Tel: 55 (11) 3886 0421
--------------------------------------------------------------------------------
                   Website: http://www.grupopaodeacucar.com.br